

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2022

Behrooz Abdi
Chief Executive Officer and Chairman of the Board
ACE Convergence Acquisition Corp.
1013 Centre Road, Suite 403S
Wilmington, DE 19805

> **Re: ACE Convergence Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 3, 2022**
> **File No. 001-39406**

Dear Mr. Abdi:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:　　Gregg Noel